Warner Norcross & Judd LLP
Attorneys at Law
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

Telephone (616) 752-2000
Fax (616) 752-2500

December 12, 2006

Via EDGAR

William Thompson, Branch Chief
Adam Phippen, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:

Spartan Stores, Inc.
Form 8-K filed March 24, 2006
Form 10-K for Fiscal Year Ended March 25, 2006, filed May 19, 2006
Form 10-Q for Fiscal Quarters Ended
June 17, 2006 and September 9, 2006
Filed July 27, 2006 and October 12, 2006

Dear Messrs. Thompson and Phippen:

                    We are counsel to Spartan Stores, Inc. (the "Company"). The Company acknowledges receipt of your comment letter dated December 7, 2006.

                    The Company and its auditors have begun reviewing your inquiry and preparing a response. The Company is confident that it will be able to provide a satisfactory response to all of the staff's questions and comments. The Company regrets, however, that it will not be able to provide a suitable response within the 10 business day period requested in your comment letter.

                    The Company's response will be delayed due to the holiday season and the need to work with our auditors' national office prior to submitting a complete response.

                    The Company expects to submit its full response on or before January 31, 2007. If this time for response will not be acceptable or if there are any further communications on this review, please direct them to me. My telephone number is (616) 752-2752, and my facsimile number is (616) 222-2752.

Very truly yours,

Gordon R. Lewis